FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of July 2007
                                  27 July 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing Accounting Press Release released on 27 July 2007


This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.



Consolidated financial statements

Consolidated Income Statement for the year ended 30 June 2007

                                          Notes        2007       2006
                                                       GBPm       GBPm
-----------------------------------------------------------------------
Revenue                                       1       4,551      4,148
Operating expense                             2      (3,736)    (3,271)
Operating profit                                        815        877
-----------------------------------------------------------------------
Share of results of joint ventures and
associates                                   10          12         12
Investment income                             3          46         52
Finance costs                                 3        (149)      (143)
Profit before tax                                       724        798
-----------------------------------------------------------------------
Taxation                                      4        (225)      (247)
Profit for the year                                     499        551
-----------------------------------------------------------------------
Earnings per share from profit for the
year (in pence)
Basic                                         5        28.4p      30.2p
Diluted                                       5        28.2p      30.1p
-----------------------------------------------------------------------



Consolidated Income Statement for the quarter ended 30 June 2007

                                                        2007        2006
                                                Three months       Three
                                                       ended      months
                                                     30 June    ended 30
                                                        GBPm        June
                                                  (unaudited)       GBPm
                                                              (unaudited)
-------------------------------------------------------------------------
Revenue                                                1,175       1,069
Operating expense                                       (973)       (852)

Operating profit                                         202         217
-------------------------------------------------------------------------
Share of results of joint ventures
and associates                                             3           3
Investment income                                          4          15
Finance costs                                            (41)        (46)
Profit before tax                                        168         189
-------------------------------------------------------------------------
Taxation                                                 (57)        (63)
Profit for the quarter                                   111         126
-------------------------------------------------------------------------
Earnings per share from profit for the
quarter (in pence)
Basic                                                    6.4p        7.0p
Diluted                                                  6.3p        7.0p
-------------------------------------------------------------------------



Consolidated Statement of Recognised Income and Expense for the year ended 30 June 2007


                                                      2007       2006
                                                      GBPm       GBPm
----------------------------------------------------------------------
Profit for the year                                    499        551

Loss on available-for-sale investments                (151)         -

Net movements in hedging reserve
Cash flow hedges                                        39        (54)
Tax on cash flow hedges                                (12)        16
                                                        27        (38)

Net losses recognised directly in equity              (124)       (38)
----------------------------------------------------------------------
Total recognised income and expense for the
year                                                   375        513
----------------------------------------------------------------------



Consolidated Balance Sheet as at 30 June 2007

                                          Notes        2007      2006
                                                       GBPm      GBPm
----------------------------------------------------------------------
Non-current assets
Goodwill                                     7          741       637
Intangible assets                            8          261       218
Property, plant and equipment                9          670       519
Investments in joint ventures and
associates                                  10           34        28
Available-for-sale investments              11          797         2
Deferred tax assets                         12           54       100
                                                      2,557     1,504
----------------------------------------------------------------------
Current assets
Inventories                                 13          384       324
Trade and other receivables                 14          524       489
Short-term deposits                                      15       647
Cash and cash equivalents                               435       816
Derivative financial assets                               5         7
                                                      1,363     2,283
----------------------------------------------------------------------
Total assets                                          3,920     3,787
----------------------------------------------------------------------
Current liabilities
Borrowings                                  17           16       163
Trade and other payables                    15        1,295     1,247
Current tax liabilities                                 144        82
Provisions                                  16            8         6
Derivative financial liabilities                         36        49
                                                      1,499     1,547
----------------------------------------------------------------------
Non-current liabilities
Borrowings                                  17        2,014     1,825
Other payables                              17           84        66
Provisions                                  16           18        19
Derivative financial liabilities                        258       209
                                                      2,374     2,119
----------------------------------------------------------------------
Total liabilities                                     3,873     3,666
----------------------------------------------------------------------
Shareholders' equity                        19           47       121
----------------------------------------------------------------------
Total liabilities and shareholders'
equity                                                3,920     3,787
----------------------------------------------------------------------



Consolidated Cash Flow Statement for the year ended 30 June 2007


                                                        2007      2006
                                                        GBPm      GBPm
-----------------------------------------------------------------------
Cash flows from operating activities
Cash generated from operations                         1,007     1,004
Interest received                                         46        43
Taxation paid                                           (128)     (172)
Net cash from operating activities                       925       875
-----------------------------------------------------------------------
Cash flows from investing activities
Dividends received from joint ventures and
associates                                                 9         7
Net funding to joint ventures and associates              (3)       (2)
Purchase of property, plant and equipment               (292)     (169)
Purchase of intangible assets                            (64)      (43)
Purchase of available-for-sale investments              (947)        -
Purchase of subsidiaries (net of cash and cash
equivalents purchased)                                  (104)     (209)
Decrease (increase) in short-term deposits               632      (453)
Net cash used in investing activities                   (769)     (869)
-----------------------------------------------------------------------
Cash flows from financing activities
Proceeds from borrowings                                 295     1,014
Repayment of borrowings                                 (192)        -
Proceeds from disposal of shares in Employee Share
Ownership Plan ("ESOP")                                   37        13
Purchase of own shares for ESOP                          (76)      (17)
Purchase of own shares for cancellation                 (214)     (408)
Interest paid                                           (154)     (105)
Dividends paid to shareholders                          (233)     (191)
Net cash (used in) from financing activities            (537)      306
-----------------------------------------------------------------------
Effect of foreign exchange rate movements                  -         1

Net (decrease) increase in cash and cash
equivalents                                             (381)      313
-----------------------------------------------------------------------
Cash and cash equivalents at the beginning of the
year                                                     816       503

Cash and cash equivalents at the end of the year         435       816
-----------------------------------------------------------------------


Notes to the consolidated financial statements

The financial information set out in this preliminary announcement does not constitute statutory financial statements for the years ended 30 June 2007 or 2006, for the purpose of the Companies Act 1985, but it is derived from those financial statements. Statutory financial statements for 2006 have been filed with the Registrar of Companies and those for 2007 will be filed prior to the Group's next annual general meeting. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s.237(2) or (3) Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union ("IFRS"), this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group's financial statements for the year ended 30 June 2006, with the exception of a new accounting policy relating to derivatives that qualify for fair value hedge accounting.


1. Revenue

                                                    2007          2006
                                                    GBPm          GBPm
-----------------------------------------------------------------------
Retail subscription                                3,406         3,157
Wholesale subscription                               208           224
Advertising                                          352           342
Sky Bet                                               47            37
Installation, hardware and service                   212           131
Other                                                326           257
                                                   4,551         4,148
-----------------------------------------------------------------------

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Sky Active, Sky Card, Sky Mobile TV, technical platform services and Easynet Enterprise.


2. Operating expense

                                                    2007          2006
                                                    GBPm          GBPm
-----------------------------------------------------------------------
Programming(i)                                     1,539         1,599
Transmission and related functions                   402           234
Marketing                                            734           622
Subscriber management                                618           468
Administration(ii)                                   443           348
                                                   3,736         3,271
-----------------------------------------------------------------------

(i) In the year ended 30 June 2007, the Group recognised a GBP65 million credit, arising from certain contractual rights under one of the Group's channel distribution agreements. This item was previously disclosed as a contingent asset in the Group's June 2006 consolidated financial statements.

(ii) In the year ended 30 June 2007, the Group recognised a GBP16 million expense relating to the legal costs incurred to date on the Group's claim against EDS (the information and technology solutions provider).


3. Investment income and finance costs

                                                          2007    2006
                                                          GBPm    GBPm
-----------------------------------------------------------------------
Investment income
Cash, cash equivalents and short-term deposits              33      52
Dividends receivable from available-for-sale investments    13       -
                                                            46      52
-----------------------------------------------------------------------

                                                          2007    2006
                                                          GBPm    GBPm
-----------------------------------------------------------------------
Finance costs
- Interest payable and similar charges
GBP1 billion Revolving Credit Facility                     (12)     (2)
Guaranteed Notes                                          (135)   (123)
Finance lease interest                                      (8)     (4)
                                                          (155)   (129)
-----------------------------------------------------------------------
- Other finance income (expense)
Remeasurement of borrowings and borrowings-related
derivative financial instruments (i)                         -     (10)
Remeasurement of programming-related derivative
financial instruments (i)                                    6      (4)
                                                             6     (14)
-----------------------------------------------------------------------
                                                          (149)   (143)
-----------------------------------------------------------------------

(i) Not qualifying for hedge accounting


4. Taxation

Taxation recognised in the income statement

                                                          2007    2006
                                                          GBPm    GBPm
-----------------------------------------------------------------------
Current tax expense
Current year                                               204     147
Adjustment in respect of prior years                       (15)     (6)
Total current tax charge                                   189     141
-----------------------------------------------------------------------
Deferred tax expense
Origination and reversal of temporary differences           22     106
Adjustment in respect of prior years                        14       -
Total deferred tax charge                                   36     106
-----------------------------------------------------------------------
Taxation                                                   225     247
-----------------------------------------------------------------------


5. Earnings per share

The weighted average number of shares for the year was:

                                                         2007      2006
                                                     Millions  Millions
                                                           of        of
                                                       shares    shares
------------------------------------------------------------------------
Ordinary shares                                         1,759     1,830
ESOP trust ordinary shares                                 (4)       (3)
Basic shares                                            1,755     1,827
------------------------------------------------------------------------
Dilutive ordinary shares from
share options                                              12         5
Diluted shares                                          1,767     1,832
------------------------------------------------------------------------

Basic and diluted earnings per share are calculated by dividing profit for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.


                                                          2007    2006
                                                          GBPm    GBPm
-----------------------------------------------------------------------
Reconciliation of profit for the year to adjusted profit
for the year
Profit for the year                                        499     551
Remeasurement of all derivative financial instruments
(not qualifying for hedge accounting)                       (6)     14
Amount receivable from channel distribution agreement
(note 2)                                                   (65)      -
Legal costs relating to claim against EDS (note 2)          16       -
Tax effect of above items                                   17      (4)
Adjusted profit for the year                               461     561
-----------------------------------------------------------------------


                                                          2007    2006
                                                         pence   pence
-----------------------------------------------------------------------
Earnings per share from profit for the year
Basic                                                     28.4p   30.2p
Diluted                                                   28.2p   30.1p

Adjusted earnings per share from profit for the year
Basic                                                     26.3p   30.7p
Diluted                                                   26.1p   30.6p
-----------------------------------------------------------------------


6. Dividends

                                                          2007    2006
                                                          GBPm    GBPm
-----------------------------------------------------------------------
Dividends declared and paid during the year
2005 Final dividend paid: 5.00p per ordinary share           -      92
2006 Interim dividend paid: 5.50p per ordinary share         -      99
2006 Final dividend paid: 6.70p per ordinary share         117       -
2007 Interim dividend paid: 6.60p per ordinary share       116       -
                                                           233     191
-----------------------------------------------------------------------

The 2007 final dividend proposed is 8.9p per ordinary share being GBP155 million. The dividend was proposed after the balance date and is therefore not recognised as a liability as at 30 June 2007.


7. Goodwill

                                                                 Total
                                                                  GBPm
-----------------------------------------------------------------------
Carrying value
At 1 July 2005                                                     417
Purchase of Easynet Group Limited                                  216
Other purchases                                                      4
At 30 June 2006                                                    637
-----------------------------------------------------------------------
Purchase of 365 Media Group plc                                     77
Other purchases                                                     27
At 30 June 2007                                                    741
-----------------------------------------------------------------------


8. Intangible assets

                                                        Other
                                                   intangible
                            Internally                 assets
                             generated      Other     not yet
                            intangible intangible   available
                                assets     assets     for use     Total
                                  GBPm       GBPm        GBPm      GBPm
------------------------------------------------------------------------
Cost
At 30 June 2006                     34        327          30       391
Additions from business
combinations                         -         24           -        24
Other additions                     28         41          22        91
Disposals                            -        (51)          -       (51)
At 30 June 2007                     62        341          52       455
------------------------------------------------------------------------
Amortisation
At 30 June 2006                     16        157           -       173
Amortisation for the year            9         63           -        72
Disposals                            -        (51)          -       (51)
At 30 June 2007                     25        169           -       194
------------------------------------------------------------------------
Carrying amounts
At 30 June 2006                     18        170          30       218
At 30 June 2007                     37        172          52       261
------------------------------------------------------------------------


9. Property, plant and equipment


                                               Equipment,    Assets
                         Land and               furniture   not yet
                         freehold    Leasehold        and available
                        buildings improvements   fittings   for use Total
                             GBPm         GBPm       GBPm      GBPm  GBPm
--------------------------------------------------------------------------
Cost
At 30 June 2006               115           53        591        50   809
Additions from business
combination                     -            -          1         -     1
Other additions                 5            6        232        27   270
Disposals                      (1)         (19)       (93)        -  (113)
Transfers                     (14)          24         30       (40)    -
At 30 June 2007               105           64        761        37   967
--------------------------------------------------------------------------
Depreciation
At 30 June 2006                13           34        243         -   290
Depreciation                    5            4        111         -   120
Disposals                      (1)         (19)       (93)        -  (113)
At 30 June 2007                17           19        261         -   297
--------------------------------------------------------------------------
Carrying amounts
At 30 June 2006               102           19        348        50   519
At 30 June 2007                88           45        500        37   670
--------------------------------------------------------------------------


10. Investments in joint ventures and associates

The movement in joint ventures and associates during the year was as follows:

                                                         2007      2006
                                                         GBPm      GBPm
------------------------------------------------------------------------
Beginning of year
- Share of net assets                                      28        23
------------------------------------------------------------------------
Movement in net assets
- Funding, net of repayments                                3         2
- Dividends received                                       (9)       (7)
- Share of profits                                         12        12
Transfers to subsidiaries                                   -        (1)
Movement in other payables                                  -        (1)
------------------------------------------------------------------------
End of year
- Share of net assets                                      34        28
------------------------------------------------------------------------


11. Available-for-sale investments

                                                         2007      2006
                                                         GBPm      GBPm
------------------------------------------------------------------------
Non-current assets
Equity investments                                        797         2
------------------------------------------------------------------------

On 17 November 2006, the Group acquired 696 million shares in ITV, representing 17.9% of the issued share capital of ITV, for a total consideration of GBP946 million including fees and taxes.


12. Deferred tax

Recognised deferred tax assets


                        Fixed                    Share-based   Financial
                        asset         Short-term    payments Instruments
                    temporary    Tax   temporary   temporary   temporary
                  differences losses differences differences differences Total
                         GBPm   GBPm        GBPm        GBPm        GBPm  GBPm
-------------------------------------------------------------------------------
At 30 June 2006            26     33           8          11          22   100
(Charge) credit to
income                    (32)   (18)          1          12           1   (36)
Credit (charge) to
equity                      -      -           -           5         (12)   (7)
Business
combinations               (3)     -           -           -           -    (3)
At 30 June 2007            (9)    15           9          28          11    54
-------------------------------------------------------------------------------


13. Inventories

                                                         2007      2006
                                                         GBPm      GBPm
------------------------------------------------------------------------
Television programme rights                               290       277
Set-top boxes and related equipment                        84        41
Other inventories                                          10         6
                                                          384       324
------------------------------------------------------------------------


14. Trade and other receivables

                                                         2007      2006
                                                         GBPm      GBPm
------------------------------------------------------------------------
Net trade receivables                                     204       207
Amounts receivable from joint ventures and associates       8         7
Amounts receivable from other related parties               1         1
Prepayments                                               175       156
Accrued income                                             91       107
Other                                                      45        11
                                                          524       489
------------------------------------------------------------------------

Included within prepayments is GBP27 million (2006: GBP73 million) which is due in more than one year.


15. Trade and other payables

                                                         2007      2006
                                                         GBPm      GBPm
------------------------------------------------------------------------
Trade payables                                            380       352
Amounts owed to joint ventures and associates               3         5
Amounts owed to other related parties                      36        31
VAT                                                        97       140
Accruals                                                  468       428
Deferred income                                           245       246
Other                                                      66        45
                                                        1,295     1,247
------------------------------------------------------------------------


16. Provisions


                                       At   Provided  Utilised        At
                                   1 July     during    during   30 June
                                     2006   the year  the year      2007
                                     GBPm       GBPm      GBPm      GBPm
-------------------------------------------------------------------------
Current liabilities
Provision for termination benefits      -          3         -         3
Other provisions                        6          1        (2)        5
                                        6          4        (2)        8
-------------------------------------------------------------------------
Non-current liabilities
Other provisions                       19          2        (3)       18
-------------------------------------------------------------------------


17. Borrowings and non-current other payables


                                                        2007       2006
                                                        GBPm       GBPm
------------------------------------------------------------------------
Current borrowings
Guaranteed Notes                                           -        162
Loan Notes                                                16          -
Other current borrowings                                   -          1
                                                          16        163
------------------------------------------------------------------------
Non-current borrowings
Guaranteed Notes                                       1,948      1,757
Other non-current borrowings                               -          1
Obligations under finance leases                          66         67
                                                       2,014      1,825
------------------------------------------------------------------------
Non-current other payables
Accruals                                                  10         15
Deferred income                                           74         51
                                                          84         66
------------------------------------------------------------------------


18. Share capital

                                                      2007         2006
                                                      GBPm         GBPm
------------------------------------------------------------------------
Authorised ordinary shares of 50p
3,000,000,000 (2006: 3,000,000,000)                  1,500        1,500
------------------------------------------------------------------------
Allotted, called-up and fully paid
1,752,842,599 (2006: 1,791,077,599)                    876          896
------------------------------------------------------------------------

                                                     2007            2006
                                                Number of       Number of
                                          ordinary shares ordinary shares
--------------------------------------------------------------------------
Allotted and fully paid during the year
Beginning of year                           1,791,077,599   1,867,523,599
Shares repurchased and subsequently
cancelled                                     (38,235,000)    (76,446,000)
End of year                                 1,752,842,599   1,791,077,599
--------------------------------------------------------------------------


19. Reconciliation of shareholders' equity

                                                           Available-                           Total
                             Share   Share    ESOP Hedging   for-sale    Other Retained  shareholders'
                           capital premium reserve reserve    reserve reserves earnings        equity
                              GBPm    GBPm    GBPm    GBPm       GBPm     GBPm     GBPm          GBPm
------------------------------------------------------------------------------------------------------
At 30 June 2006                896   1,437     (25)    (52)         -      311   (2,446)          121

Purchase of own equity
shares for cancellation        (20)      -       -       -          -       20     (214)         (214)
Recognition and transfer
of cash flow hedges              -       -       -      39          -        -        -            39
Tax on items taken directly
to equity                        -       -       -     (12)         -        -        5            (7)
Revaluation of
available-for-sale
investments                      -       -       -       -       (151)       -        -          (151)
Share-based payment              -       -     (29)      -          -        -       22            (7)
Profit for the year              -       -       -       -          -        -      499           499
Dividends                        -       -       -       -          -        -     (233)         (233)

At 30 June 2007                876   1,437     (54)    (25)      (151)     331   (2,367)           47
------------------------------------------------------------------------------------------------------



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 27 July 2007                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary